SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on the visit to Seoul

Rio de Janeiro, April 20 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to Written Notice CVM/SEP/GEA-2/No. 121/09, regarding a story published yesterday by the Jornal do Commercio newspaper titled “Petrobras discusses projects worth $25 billion,” stating that “Petrobras CFO and its service director, Renato Duque, will be in Seoul, South Korea, this week to discuss projects worth at least $25 billion with South Korean shipyards,” clarifies that:

a) the Company’s business plan includes an extensive portfolio of projects that add up to a total amount of $174.4 billion for the 2009-2013 period. This strategy includes the construction of drilling rigs and support vessels, as widely announced to the market and filed at the CVM on May 20 2008. When Petrobras made its filing, it:

a.1.) “announced the intention of hiring 40 drilling vessels and semi-submersible drilling rigs to operate in deep and ultra-deep waters. The plan calls for the construction and receipt of 40 new units through 2017, prioritizing construction in Brazil;”
a.2.) “The bidding procedure is currently in progress for the chartering of 25 vessels that will provide support to the exploration and production activities. A total of 122 more support vessels will be up for bidding in the next six years. The 146 support vessels will be built in Brazil.”
a.3.) “The foreseen investments meet Petrobras’ exploratory and production development portfolio needs and are aligned to the Company’s Strategic Planning insofar as growing the oil and natural gas production is concerned.

Part of these investments have minimum national content premises. Because of this, the Company executives are travelling in South Korea meeting with naval industry executives, since that that country not only has an excellent relationship history with Petrobras, but also outstanding technology and companies that are capable of investing and building these vessels and drills in Brazil.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.